

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

Burton Goldfield
Chief Executive Officer
TriNet Group, Inc.
One Park Place, Suite 600
Dublin, CA 94568

     Re: TriNet Group, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 16, 2021
          File No. 001-36373

Dear Mr. Goldfield:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services